

Johnson Matthey


03029782

August 29, 2003

Robert M. Talley
Vice President, General Counsel
and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5446 1890


SEC MAIL PROCESSING
RECEIVED
SEP 04 2003
WASH. DC

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

Dealings By Directors	**18 August 2003**
Dealings By Directors	**21 August 2003**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

dlw 9/8

Enclosure
cc: S. A. Farrant (w/o enclosures)
O:\LG\S\SEC\SEC082903.DOC

NORTH AMERICAN CORPORATE
460 East Swedesford Road, Wayne PA 19087-1880 TEL: (610) 971-3131, FAX: (610) 971-3022

communicate RNS

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	17:10 18 Aug 2003
Number	8012O



Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE


SEC MAIL
RECEIVED
PROCESSING
SEP 04 2003
WASH, D.C.

Name of Company	Johnson Matthey PLC
Name of Director	C R N Clark
Person with Holding(s)	C R N Clark
Registered Holder(s)	Mourant ECS Trustees Limited as trustees of the Johnson Matthey plc employee share participation scheme
Connected Person(s)	n/a
Nature & Extent of transaction	Sale of shares
Number of Shares/Amount of stock acquired	n/a
Percentage of Issued Class	
Number of Shares/Amount of Stock Disposed	3,515
Percentage of Issued Class	n/a
Class of Security	Ordinary £1 shares
Price Per Share	955p
Date of Transaction	18 August 2003
Date Company Informed	18 August 2003

Total Holding Following this notification	**Shares**	**Options**	**LTIP allocations**
	17,528	114,833	133,061

Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:

B T Conway 020 7269 8461

Name of authorised company official responsible for making this notification
B T Conway, 020 7269 8461

Date of Notification: 18 August 2003

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	12:02 21 Aug 2003
Number	9230O

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan and Scheme Dividend Reinvestment (N A P Carson and P N Hawker only)

Number of shares/amount of stock acquired

C R N Clark	39
N A P Carson	50
P N Hawker	50
D W Morgan	39
J N Sheldrick	39

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.58

Date of transaction
20 August 2003

Date company informed
21 August 2003

Total holding following this notification
C R N Clark 17,567
N A P Carson 44,659
P N Hawker 6,753
D W Morgan 35,123
J N Sheldrick 92,037

Total percentage holding of issued class following this notification
0.9%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: 21 August 2003

END

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